Exhibit 99.1

Naked Brand Group Limited Receives NASDAQ Notice of Minimum Bid Price Non-Compliance

SYDNEY - March 11, 2020 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the company that the minimum bid price for the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days, and that the company therefore did not meet the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2).

The Nasdaq notification has no effect at this time on the listing of the Company’s ordinary shares, and the shares will continue to trade uninterrupted under the symbol “NAKD”. Naked management intends to actively monitor the bid price for its ordinary shares and will consider all available options to regain compliance with the Nasdaq minimum bid price requirement.

The Company has a compliance period of 180 calendar days until September 8th, 2020 to regain compliance with the minimum bid price requirement. If at any time during the 180-day compliance period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with Rule 5550(a)(2) within this compliance period, it may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Nasdaq staff concludes that the Company will not be able to cure the deficiency or if the Company is otherwise not eligible, the Company’s common stock will be subject to delisting by Nasdaq.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,’’ “believe,’’ “anticipate,’’ “could,’’ “should,’’ “intend,’’ “plan,’’ “will,’’ “aim(s),’’ “can,’’ “would,’’ “expect(s),’’ “estimate(s),’’ “project(s),’’ “forecast(s)’’, “positioned,’’ “approximately,’’ “potential,’’ “goal,’’ “pro forma,’’ “strategy,’’ “outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that our restructuring initiative does not achieve the expected benefits; our ability to maintain sufficient inventory; the risk that we do not regain compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares may not develop; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under “Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2019, as amended. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235